Exhibit 99.1

Infosys Limited

Corporate Identification Number (CIN): L85110KA1981PLC013115

Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.

Phone: 91 80 2852 0261; Fax No. 91 80 2852 0362 Email: investors@infosys.com Website: www.infosys.com

POSTAL BALLOT NOTICE

Shareholders are hereby informed that pursuant to Section 110 and all other applicable provisions of the Companies Act, 2013, read with Companies (Management and Administration) Rules, 2014 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Infosys Limited (the “Company”) seeks their approval by way of postal ballot and e-voting in respect of resolutions as set out in the Postal Ballot Notice dated August 25, 2017. The Company has on September 7, 2017 completed the dispatch of the Postal Ballot Notice, along with the Postal Ballot Form to all the shareholders whose names appear on the Register of Members / List of Beneficial Owners as on August 30, 2017. The Postal Ballot Notice was also provided to Deutsche Bank Trust Company Americas, as ADR depositary, who used the same to prepare a voting instruction card to be sent, together with the Postal Ballot Notice, to (i) registered holders of American Depositary Receipts evidencing American Depositary Shares (“ADSs”) with underlying equity shares of the Company; and (ii) the mailing agent for The Depository Trust Company (“DTC”), who will then mail their voting instruction form, together with the Postal Ballot Notice, to beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC. The Postal Ballot Notices are sent (a) through electronic mail to the shareholders whose email IDs are registered with their Depository Participants/ the Company’s Registrar and Transfer Agent; and (b) through physical mode, along with a postage-prepaid self-addressed Business Reply Envelope to those shareholders whose email IDs are not so registered. The Postal Ballot Notices are sent for seeking approval of the shareholders of the Company by Postal Ballot, including voting by electronic means, for the matters below. The voting rights of the shareholders shall be reckoned on the basis of the equity shares of the Company held by them as on August 30, 2017 (“Cut Off Date”). Any person who is not a shareholder of the Company as on the Cut Off Date shall treat the Postal Ballot Notice for information purposes only.

Item No.	Description of the Resolution

1.	Special resolution – Approval for the Buyback of Equity Shares of the Company.

2.	Ordinary resolution – Appointment of D. Sundaram (DIN: 00016304) as Independent Director.

3.	Ordinary resolution – Appointment of Nandan M. Nilekani (DIN: 00041245) as Non-Executive, Non-Independent Director.

4.	Ordinary resolution – Appointment of U. B. Pravin Rao (DIN: 06782450) as Managing Director.

In compliance with the provisions of Section 108 of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is providing e-voting facility to the shareholders to cast their vote by electronic means on all the resolutions set forth in the Postal Ballot Notice. The Company has engaged the services of National Securities Depository Limited (NSDL) for the purpose of providing an e-voting facility to all its shareholders. Shareholders are requested to note that the voting, both through Postal Ballot and through electronic mode shall commence from September 8, 2017 (09:00 hours IST) and shall end on October 7, 2017 (17:00 hours IST).

The Board of Directors has appointed Parameshwar G. Hegde, practicing Company Secretary, as the scrutinizer for conducting the Postal Ballot / e-voting process in a fair and transparent manner. Shareholders are requested to note that the duly completed and signed Postal Ballot Forms should reach the Scrutinizer not later than 17:00 hours IST on October 7, 2017. Postal Ballot Forms received after the close of working hours on October 7, 2017 (17:00 hours IST) will be considered as invalid.

Shareholders may opt for only one mode of voting i.e. either by physical Postal Ballot or e-voting. In case a shareholder has voted through e-voting as well as the Postal Ballot Form, the vote cast through e-voting shall be considered valid and the vote cast through physical Postal Ballot shall be treated as invalid.

Shareholders who are registered with NSDL for remote e-voting, can use their existing user ID and password for casting votes. Any shareholder who does not receive the Postal Ballot Form may either send an e-mail to investors@infosys.com or may apply to the Registrar and Share Transfer Agent of the Company and obtain a duplicate Postal Ballot Form. The Postal Ballot Notice and the Postal Ballot Form can also be downloaded from the Company’s website https://www.infosys.com/investors/ or https://nsdl.co.in/, the website of NSDL. In case of any queries or issues regarding e-voting, shareholders may refer the Frequently Asked Questions (“FAQs”) and e-voting manual available at www.evoting.nsdl.com under ‘Downloads’ section.

The result of the Postal Ballot shall be declared by the Chairman of the Company or any other authorized person of the Company on or before October 9, 2017 and communicated on the same day to the stock exchanges, depository, Registrar and Share Transfer Agents and shall also be displayed on the Company’s website, https://www.infosys.com/investors/ and on the website of NSDL i.e. https://nsdl.co.in/.

For any queries / grievances relating to voting by Postal Ballot, shareholders are requested to contact Ms. Shobha Anand, Assistant General Manager, Karvy Computershare Private Limited, Unit: Infosys Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad – 500 032, P : +91 40 67161559 email id: shobha.anand@karvy.com. Shareholders can also contact Amit Vishal, Senior Manager, NSDL to resolve any grievances with regard to e-voting. Contact number- +91 22 24994360; email id- AmitV@nsdl.co.in. Any grievances relating to voting by Postal Ballot including e-voting can also be addressed to A. G.S. Manikantha, Company Secretary at the Registered Office address mentioned above or through e-mail at investors@infosys.com / Telephone: +91 80 41167775.

Additional Information for ADS Holders

In order for holders of ADSs to participate in the Buyback referenced in the resolutions described herein (the “Buyback”), they must withdraw the equity shares of the Company (“Equity Shares”) underlying the ADSs held by them in advance of a specified future record date and become a holder of Equity Shares on such record date. Holders of ADSs should review the Postal Ballot Notice, which includes important additional details concerning the foregoing.

Additional Information Pursuant to U.S. Law

The Buyback for the outstanding Equity Shares of the Company has not yet been approved by the Company’s shareholders and, accordingly has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

Additional information Pursuant to French Law

The Buyback for the outstanding Equity Shares of the Company described herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. The Company intends to make public in France a statutory press release submitted to appreciation of the Autorité des marchés financiers in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financiers. Such statutory press release would be distributed in accordance with the provisions of article 221-3 of the Règlement général de l’Autorité des marchés financiers and would be made available on the Company’s website at www.infosys.com/share-buy-back/. The Company’s security holders are advised to read this Postal Ballot Notice, any statutory press release made public by the Company in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financiers and any other documents relating to the Buyback that are disclosed by the Company in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) for free from the Company’s Investor Relations department at sharebuyback@infosys.com.

Additional information pursuant to UK Law

The Buyback for the outstanding Equity Shares of the Company referenced in the resolutions described herein has not yet been approved by the Company’s shareholders, and, accordingly has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company buyback or otherwise. If any such offer or solicitation was made, an announcement would be made to the public in accordance with applicable law and regulation.

The Company’s security holders should read the documents they receive in relation to the Buyback carefully. Certain of the statements contained herein are forward looking, and by their nature involve a number of risks, uncertainties and assumptions which may materially affect the outcome of the Buyback.

September 7, 2017	For Infosys Limited

Bengaluru, India
Sd/- A G S Manikantha Company Secretary